Exhibit 21

SUBSIDIARIES OF BED BATH & BEYOND INC.

The following are all of the subsidiaries of Bed Bath & Beyond Inc. other than: (i) 100% owned subsidiaries of Bed ‘n Bath Stores, Inc., which subsidiaries hold no assets other than a single store lease and, in some cases, fully depreciated fixed assets; (ii) 100% owned subsidiaries of Harmon Stores, Inc., which subsidiaries hold no assets other than a single store lease and, in some cases, fully depreciated fixed assets; and (iii) subsidiaries which in the aggregate would not constitute a significant subsidiary.

Name	State

Bed Bath & Beyond Procurement Company Inc.	New York
BBBY Management Corp.	New Jersey
Bed ‘n Bath Stores, Inc.	New Jersey
Bed Bath & Beyond of California Limited Liability Company	Delaware
Harmon Stores, Inc.	Delaware
Christmas Tree Shops, Inc.	Massachusetts